Free Writing Prospectus No. T2178 filed pursuant to Rule 433 dated October 28, 2021 / Registration Statement No. 333-238458-02

Auto-Callable Securities due November 16, 2023 Based on the Performance of the iShares® MSCI Emerging Markets ETF

Principal at Risk Securities

The Auto-Callable Securities are unsecured notes issued by Credit Suisse AG

You should read the accompanying preliminary pricing supplement dated October 28, 2021, Product Supplement No. I–C dated June 18, 2020, Prospectus Supplement dated June 18, 2020 and Prospectus dated June 18, 2020 to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities.

KEY TERMS
Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its London branch
Underlying:	iShares® MSCI Emerging Markets ETF
Principal Amount:	$10 per security
Trade Date:	November 12, 2021
Settlement Date:	November 17, 2021
Valuation Date:	November 13, 2023
Maturity Date:	November 16, 2023
Redemption Amount:

If the securities have not been previously automatically redeemed, on the Maturity Date , for each $10 principal amount of securities you hold, you will receive a cash payment determined as follows:

•  If the Final Level is greater than or equal to the Initial Level, an amount calculated as follows:

$10 + Leveraged Upside Payment

•  If the Final Level is less than the Initial Level but greater than or equal to the Downside Threshold Level, $10

•  If the Final Level is less than the Downside Threshold Level, an amount calculated as follows:

$10 × Underlying Performance Factor

Under these circumstances, the Redemption Amount will be significantly less than the stated principal amount of $10, and will represent a loss of more than 20%, and possibly all, of your investment.

Automatic Redemption:	If a Call Event occurs on the Call Observation Date, the securities will be automatically redeemed on the Automatic Redemption Date and you will receive a cash payment equal to the principal amount of the securities you hold plus the Automatic Redemption Premium. No further payments will be made in respect of the securities following an Automatic Redemption. Any payment on the securities is subject to our ability to pay our obligations as they become due.
Call Event:	A Call Event will occur if, on the Call Observation Date, the closing level of the Underlying on the Call Observation Date is equal to or greater than the Call Level.
Call Level:	Expected to be 100% of the Initial Level.
Leveraged Upside Payment:	$10 x Leverage Factor x Underlying Percent Change
Underlying Percent Change:	Final Level – Initial Level Initial Level
Underlying Performance Factor:	Final Level Initial Level
Leverage Factor:	125%
Downside Threshold Level:	Expected to be approximately 80% of the Initial Level.
Initial Level:	The closing level of the Underlying on the Trade Date.
Final Level:	The closing level of the Underlying on the Valuation Date.
CUSIP / ISIN:	22551G507 / US22551G5071
Preliminary Pricing Supplement:	https://www.sec.gov/Archives/edgar/data/0001053092/0000950103 21016747/dp160650_424b2-t2178.htm
Call Observation Date	Automatic Redemption Date	Automatic Redemption Premium
November 21, 2022	November 25, 2022	$0.905

Hypothetical Redemption Amount At Maturity

The Securities Have Not Been Automatically Redeemed
Underlying Percent Change	Redemption Amount	Total Return on Securities
50%	$16.25	162.50%
40%	$15	150%
30%	$13.75	137.50%
20%	$12.50	125%
10%	$11.25	112.50%
0%	$10	0%
-10%	$10	0%
-20%	$10	0%
-21%	$7.90	-21%
-30%	$7	-30%
-40%	$6	-40%
-50%	$5	-50%
Credit Suisse currently estimates the value of each $10 principal amount of the securities on the Trade Date will be between $9.30 and $9.75 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the securities (our “internal funding rate”)). This range of estimated values reflects terms that are not yet fixed. A single estimated value reflecting final terms will be determined on the Trade Date. See “Selected Risk Considerations” in the accompanying pricing supplement.

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the securities without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the Underlying (including historical information relating to the Underlying), the terms of the securities and certain risks.

About Your Securities

The Auto-Callable Securities due November 16, 2023 based on the performance of the iShares® MSCI Emerging Markets ETF do not provide for the regular payment of interest or guarantee the return of any principal at maturity. The securities will be automatically redeemed if the closing level of the Underlying on the Call Observation Date is greater than or equal to the Call Level, and for each security you hold you will receive a cash payment equal to $10 plus the Automatic Redemption Premium. No further payments will be made on the securities once they have been redeemed. At maturity, if the securities have not previously been automatically redeemed and the Final Level is greater than or equal to the Initial Level, you will receive the principal amount plus a return reflecting 125% of the upside performance of the Underlying. If the securities have not been automatically redeemed and the Final Level is less than the Initial Level but greater than or equal to the Downside Threshold Level, you will receive a Redemption Amount of $10 per $10 security. However, if the securities are not automatically redeemed prior to maturity and the Final Level is less than the Downside Threshold Level, meaning that the Underlying has depreciated by more than 20% from the Initial Level, the payment due at maturity per security will be significantly less than $10 by an amount that is proportionate to the full percentage decline in the level of the Underlying from the Initial Level to the Final Level. Under these circumstances, the Redemption Amount per security will be less than $8 and could be zero. Accordingly, you may lose your entire initial investment in the securities.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced.  We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance.  In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated October 28, 2021, Product Supplement No. I–C dated June 18, 2020, Prospectus Supplement dated June 18, 2020 and Prospectus dated June 18, 2020 to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

•	Product Supplement No. I–C dated June 18, 2020: https://www.sec.gov/Archives/edgar/data/1053092/000095010320011958/dp130587_424b2-ps1c.htm

•	Prospectus Supplement and Prospectus dated June 18, 2020: https://www.sec.gov/Archives/edgar/data/1053092/000110465920074474/tm2019510-8_424b2.htm

RISK FACTORS

This section describes the material risks relating to the securities. For a complete list of risk factors, please see the accompanying preliminary pricing supplement, any accompanying product supplement, prospectus and prospectus supplement. Investors should consult their financial and legal advisers as to the risks entailed by an investment in the securities and the appropriateness of the securities in light of their particular circumstances.

The following risk factors are discussed in greater detail in the accompanying preliminary pricing supplement:

Risks Relating to the Securities Generally

•	The securities do not guarantee the return of any principal

•	Regardless of the amount of any payment you receive on the securities, your actual yield may be different in real value terms

•	The probability that the Final Level will be less than the Downside Threshold Level will depend on the volatility of the Underlying

•	The securities do not pay interest

•	Limited appreciation potential

•	The securities are subject to a potential Automatic Redemption, which exposes you to reinvestment risk

•	The U.S. federal tax consequences of an investment in the securities are unclear

Risks Relating to the Underlying

•	There are risks associated with the Underlying

•	The performance and market value of the Underlying, particularly during periods of market volatility, may not correlate to the performance of the Tracked Index

•	Foreign securities markets risk

•	Emerging markets risk

•	Currency exchange risk

•	No ownership rights relating to the Underlying

•	No dividend payment or voting rights

•	Anti-dilution protection is limited

•	Government regulatory action, including legislative acts and executive orders, could result in material changes to the Underlying and could negatively affect your return on the securities

Risks Relating to the Issuer

•	The securities are subject to the credit risk of Credit Suisse

•	Credit Suisse is subject to Swiss regulation

Risks Relating to Conflicts of Interest

•	Hedging and trading activity

•	Potential conflicts

Risks Relating to the Estimated Value and Secondary Market Prices of the Securities

•	Unpredictable economic and market factors will affect the value of the securities

•	The estimated value of the securities on the Trade Date may be less than the Price to Public

•	Effect of interest rate in structuring the securities

•	Secondary market prices

•	Lack of liquidity

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “United States Federal Tax Considerations” concerning the U.S. federal income tax consequences of an investment in the securities, and you should cons